NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2007 You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
	Copy of the disclosure letter we sent today to
	the Philippine Stock Exchange and the Securities and
	Exchange Commission regarding certain discloseable
1	events/information.	5

Exhibit 1

March 13, 2009

The Philippine Stock Exchange
Disclosure Department
4th Floor PSE Centre
Exchange Road, Ortigas Center

Pasig City

Attention:	Atty. Pete M. Malabanan Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C regarding certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

March 13, 2009

SECURITIES & EXCHANGE COMMISSION
Corporation Finance Department
SEC Building, EDSA
Mandaluyong City

Attention:	Director Justina F. Callangan
Corporation Finance Department

Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith SEC Form 17-C regarding certain discloseable events/information.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	March 13, 2009

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6.____________ (SEC Use Only)
	Province, country or other jurisdictionIndustry Classification Code
	of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11. Item 9 — Other Events

On 13th March 2009, the Boards of Directors of Philippine Long Distance Telephone Company (“PLDT”) (NYSE : TEL) (PSE : PLDT), Smart Communications, Inc (“Smart”) and Pilipino Telephone Corporation (“Piltel”) (PSE: PLTL) approved the acquisition by Piltel of 223 million shares of the Manila Electric Company (“Meralco”) (PSE : MER) from the Lopez Group for a cash consideration of P20.07 billion or P90 per share, subject to Piltel shareholders’ approval. The purchase represents approximately 20% of Meralco’s outstanding common stock. As part of the transaction, Piltel will enter into an Exchangeable Note Agreement with the Lopez Group where Piltel will purchase an Exchangeable Note, issued by First Philippine Utilities Corporation, with face value of P2 billion, exchangeable at Piltel’s option into 22,222,222 Meralco shares, and which will constitute part of the 20% Meralco shares to be acquired by Piltel. Under the Investment and Cooperation Agreement executed between PLDT and the Lopez Group, both parties agreed as well on certain governance matters such as the nomination of board directors and senior management officers. The PLDT Group does not expect to invest further in Meralco beyond this 20% stake.

Piltel is a 92.81%-owned subsidiary of Smart which in turn is wholly owned by PLDT. Under Piltel’s Articles of Incorporation, Piltel is permitted to make investments in other businesses outside of telecommunications. In addition, Piltel has a sizeable cash position (net of committed dividend payments) which will allow it to fund this transaction substantially from its internal funds. Piltel will seek shareholders approval of this investment at its Annual Stockholders’ Meeting to be held on 30th June 2009.

Piltel will likewise seek shareholders and regulatory approvals for the following arrangements with Smart, as approved by Piltel’s and Smart’s Board of Directors:

1.	Licensing of the use of Piltel’s “Talk ‘N Text” brand to Smart for which Smart will pay Piltel a lump sum royalty fee based on a percentage of projected net service revenues;

2.	Transfer of Piltel’s existing Talk ‘N Text subscriber base to Smart in consideration of a one-time payment equivalent to the subscriber acquisition cost which Smart would have incurred for the acquisition of its own subscribers; and

3.	Sale of Piltel’s GSM fixed assets to Smart at net book value.

At the same time, Smart expressed its intention to undertake a tender offer for shares of the common stock of Piltel held by minority shareholders. The terms, conditions and timing of said offer will be announced once they have been approved by the Board of Directors of Smart in consultation with independent financial advisors.

These arrangements, once completed and implemented, will serve to consolidate the PLDT Group’s cellular business under Smart, thereby maximizing revenues streams and eliminating any lingering regulatory issues relating to the traffic between the two companies. It is expected that the proposed tender offer of Smart will provide an exit opportunity for Piltel’s minority shareholders, given the change in Piltel’s business direction.

Exhibit 1

The above-described transactions are expected to be completed within the third quarter of 2009.

The acquisition of a stake in Meralco constitutes a strategic investment for the PLDT Group that could lead to significant opportunities for operational and business synergies and result in new revenue streams and cost savings for both organizations.

Meralco is the largest distributor of electricity in the Philippines with a service area spanning 9,337 square kilometers, where approximately a quarter of the total Philippine population resides. It has a customer base of about 4.5 million, comprising commercial, industrial, and residential customers. In addition to electrical distribution, Meralco undertakes several related businesses, including e-Meralco Ventures, Inc (“EMVI”) which operates a fiber optic network of over 1,000 kilometers and provides leased line connections, metro ethernet connections and disaster recovery transport services.

In 2008, Meralco generated revenues of P191 billion and a net profit of P3.1 billion. It has a total asset base of P178 billion and total debt of P21 billion.

The PLDT Group and Meralco have a number of compatible network and business infrastructure elements, such as fiber optic backbones, power pole network, and business offices, most of which can be optimized to generate cost savings for both entities. Backroom assets in IT and data management can potentially also be pooled, consolidated and maximized such that both companies benefit from cost savings and utilize the other’s strengths. Other areas for possible collaboration are in easements and rights of way, bill statement printing and enveloping, general procurement, and advertising spend.

From a new business standpoint, Meralco could tap into PLDT’s considerable experience in the prepaid and mobile commerce fronts to offer new services such as prepaid electricity as well wireless bill payments and meter readings. For its part, PLDT could explore, in partnership with Meralco, the possibility of offering broadband services over power lines.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

March 13, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : MA. LOURDES C. RAUSA-CHAN Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: March 13, 2009